

July 23, 2021

Jonas Grossman
Chief Executive Officer
Chardan Healthcare Acquisition 2 Corp.
17 State Street, 21st Floor
New York, NY 10004

> **Re: Chardan Healthcare Acquisition 2 Corp.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed July 14, 2021**
> **File No. 001-39271**

Dear Mr. Grossman:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Comparative Per Share Data, page 39

1. We note your response to our previous comment five and the revision on page 39. Please address the following additional comments:
    - Please explain whether the Renovacor Investor Incentive Plan participants are common or preferred shareholders. Address the need to include those respective shares in your determination of the exchange ratios for both the Renovacor common stockholders and preferred stockholders;
    - Please present the exchange ratios for Renovacor common stockholders and preferred stockholders, as they appear to be different; and
    - Your exchange ratio calculation appears to present a mismatch between the numerator and denominator, as the numerator includes only the Chardan common shares to be issued to Renovacor common stockholder, while your denominator appears to include the entire historical capitalization at Renovacor. Please revise

accordingly. Ensure you appropriately revise the exchange ratio included in pro forma adjustment AA to your Unaudited Pro Forma Condensed Combined Statements of Operations.

2.   It appears that you have applied your expected exchange ratio to your weighted average shares outstanding under your Renovacor Equivalent Pro Forma Per Share Data columns. Please revise this presentation or explain its appropriateness.

Conflicts of Interest, page 143

3.   Please further revise your disclosure to include the substantive portions of your response to prior comment 19.

Renovacor's Pipeline, page 192

4.   We note your response to comment 24 and re-assert our request that you revise your pipeline table so that each clinical trial phase is graphically depicted in separate columns. We think this revision is particularly appropriate given your amended disclosure on page 192 that the pipeline table "does not reflect the expectations of Renovacor of the clinical trials needed or an agreed upon pathway with the FDA for commercialization of Renovacor's product candidates."

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Consensed Combined Statement of Operations, page 246

5.   We note you have added cumulative preferred stock dividends to your presentation of net loss attributable to common shareholders. Please revise to eliminate these dividends or explain why this presentation is appropriate. In this regard, we note that pursuant to the terms of the Business Combination, Renovacor preferred shares will be exchanged for Chardan common stock and such transaction is given pro forma effect as if it occurred at the beginning of the period presented.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Li Xiao at 202-551-4391 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan J. Maierson, Esq.